EXHIBIT 77J

Reclassification  of  Capital  Accounts:    The   Prudential
Pacific Growth Fund, Inc. accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountant's Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect caused by applying this statement was to increase undistributed net investment income and decrease accumulated net realized gains by $2,449,855 for differences in the treatment for book and tax purposes of certain transactions involving foreign securities, currencies and withholding taxes. Net investment income, net realized gains and net assets were not affected by this change.